U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street P. O. Box 2350 Richmond, Virginia 23218-2350
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES FOR THE YEAR ENDED DECEMBER 30, 2002 INDEX

Page

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 30, 2002 and December 30, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2002 and December 30, 2001 . . . . . . . . . . . . . . .	5

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	6-11

Supplemental Schedule:

Schedule of Assets (Held at End of Year), December 30, 2002 . . . . . . . . . . . . . . .	12

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

By: /s/ Andrew J. Kohut
Andrew J. Kohut
Executive Vice President & Chief Financial Officer, Chesapeake Corporation
Committee Member

June 27, 2003

Report of Independent Auditors

To the Chesapeake Corporation 401(k) Savings

Plan for Hourly Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICEWATERHOUSECOOPERS LLP

----------------------------------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

May 14, 2003

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 30, 2002 and 2001

	2002	2001
	-------------	-------------

Assets:
Investments at fair value (Notes 2 and 4)	$933,073	$1,597,411
Receivables:
Contributions receivable	1,419	2,333
	-------------	-------------
Net assets available for benefits	$934,492	$1,599,744
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 30, 2002 and 2001

	2002	2001
	------------	-------------

Investment income (loss):
Interest and dividends	$ 32,442	$ 77,017
Net depreciation in fair value of investments (Notes 2 and 4)	(210,737)	(276,077)
	-------------	-------------
	(178,295)	(199,060)

Contributions (Note 1):
Participants	61,715	612,858
Employer	14,413	148,001
	-------------	-------------
	76,128	760,859

Distributions to participants (Note 1)	(563,085)	(551,984)
Administrative fees	-	(3,471)
	-------------	-------------
Net (decrease) increase	(665,252)	6,344

Interplan transfers (Note 6)	-	(1,449,726)

Net assets available for benefits, beginning of year	1,599,744	3,043,126
	-------------	-------------
Net assets available for benefits, end of year	$934,492	$1,599,744
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

  Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") covers eligible hourly employees of Chesapeake Corporation ("Chesapeake" or the "Employer") and Chesapeake's subsidiaries, as described in the Plan document. The Plan's assets are held by Putnam Fiduciary Trust Company (the "Trustee"). Effective February 1, 2001, the Plan's trustee was changed from the Bank of New York to Putnam Fiduciary Trust Company.

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Employee Contributions

Effective July 15, 2002, a participant may elect to defer receipt of 2% to 100% (1% to 15% prior to July 15, 2002 and 1% to 10% prior to February 1, 2001) of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($11,000 in 2002 and $10,500 in 2001) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Beginning in 2002, employees who reached age 50 by the plan year end were allowed to contribute an additional $1,000 to their plan account. (The additional contribution allowed will increase $1,000 per year through 2006.)

Employer Contributions

The Plan provides for a matching contribution each Plan year in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year, up to an annual maximum as defined by the Plan, which varies by location. However, for a participant that is a member of a collective bargaining unit, the Plan provides for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution, up to an annual maximum as defined by the Plan, which varies by location. The matching contributions are credited to participants' accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

NOTES TO FINANCIAL STATEMENTS, Continued

  Description of Plan, continued:

  Vesting

  Participants are fully and immediately vested in all employee contributions. Employees are generally vested in employer matching contributions pro rata over a five year period.

  Participant Loans

  Employees who are participants in the Plan may borrow, from the vested portion of their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan payments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2002, interest rates on outstanding loans ranged from 5.25% to 9.50%.

  Distributions

  Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

  Forfeitures

  Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balances of forfeited non-vested accounts were $9,720 and $8,831 at December 30, 2002 and 2001, respectively.

  Plan Expenses

  Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments. Effective February 1, 2001, there are no trustee or recordkeeper fees associated with the plan. All other expenses associated with the administration of the Plan are paid by Chesapeake.

  NOTES TO FINANCIAL STATEMENTS, Continued

  Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the "net depreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Distributions to Participants

Distributions are recorded when paid.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, Continued

  Plan Termination:

  While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the ERISA. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee.

  Investment Options:

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

PIMCO Total Return Fund - This fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market.

Dodge & Cox Stock Fund - This fund invests primarily in a broadly diversified portfolio of common stocks.

Franklin Small-Mid Cap Growth Fund - This fund primarily invests in stocks of small companies with market-capitalization values of less than $1.5 billion, similar in size to those in the Russell 2000 Index.

Neuberger & Berman Genesis Trust - This trust invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase.

Putnam Growth Opportunities Fund - This fund invests primarily in stocks of very large, highly competitive growth companies.

Putnam S&P 500 Index Fund - This fund invests in common-stock securities; it seeks to approximate the performance of the S&P 500.

Putnam International Growth Fund - This fund's portfolio is composed primarily of stocks of companies located outside the United States.

Putnam Stable Value Fund - This fund invests primarily in high-quality, fixed-income investments.

George Putnam Fund of Boston - This fund seeks a balance of capital growth and current income by investing in a well diversified portfolio composed mostly of stocks and corporate and US government bonds.

Chesapeake Corporation Common Stock - This fund consists of shares of Chesapeake common stock. The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

  Investment Options continued:

  Significant Investments

  Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 30,
	2002	2001
	-----------	-------------
Investments at fair value as determined by quoted market price:
Growth funds
Putnam Growth Opportunities Fund (18,929 and 28,868 shares, respectively)	$196,491	$428,691
Growth and Income funds
Dodge and Cox Stock Fund (2,035 and 2,648 shares, respectively)	179,206	266,132
Income funds
PIMCO Total Return Fund (13,838 and 23,248 shares, respectively)	147,654	243,174
Capital Preservation funds
Putnam Stable Value Fund (165,879 and 284,357 shares, respectively)	165,879	284,357
Common stock
Chesapeake Corporation (6,102 and 6,454 shares, respectively)	108,920	179,473
Participant Loans	50,235	94,570

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2002	2001
Mutual funds	$(143,809)	$(397,254)
Common stock	(66,928)	121,177
	-----------	-----------
	$(210,737)	$(276,077)
	=======	=======

  Tax Status:

  The Plan obtained its latest determination letter on May 20, 1996, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, management and the Plan administrator believe that the Plan is currently designed and being operated in accordance with all applicable rules and regulations. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

  NOTES TO FINANCIAL STATEMENTS, Continued

  Interplan Transfers:

  On May 18, 2001, Chesapeake completed the sale of Chesapeake Packaging Company and Capitol Packaging Corporation to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc ("T-I"). The terminated employees became vested in the plan, and the net value of the applicable participant accounts, which amounted to approximately $1.5 million, was transferred to a T-I sponsored plan in August 2001.

  Party-in-Interest Transactions:

  Certain Plan investments are shares of Chesapeake Corporation common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, of which the Trustee is a subsidiary. Therefore, these transactions qualify as party-in-interest transactions that are allowable under ERISA.

  Sales of Businesses:

On July 30, 2001, Chesapeake completed the sale of substantially all of its U.S. display assets of Chesapeake Display and Packaging Company to CorrFlex Graphics, LLC. Under the terms of the agreement, those applicable participants of the Plan that were terminated upon the close of the sale became vested in the Plan. The participants affected had the option to receive a distribution of their account balances or to keep their accounts in the Plan, per the distribution procedures as outlined in the Plan document.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 30, 2002

Parties- In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Current Value of Asset

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	$ 147,654
	Dodge & Cox Stock Fund	The fund invests primarily in a broadly diversified portfolio of common stocks	179,206
	Franklin Small-Mid Cap Growth Fund	Primarily invests in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	16,997
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	26,727
*	Putnam Growth Opportunities Fund	Invests primarily in stocks of very large, highly competitive growth companies	196,491
*	Putnam S&P 500 Index Fund	Invests in common-stock securities; seeks to approximate the performance of the S&P 500	6,796
*	Putnam International Growth Fund	Portfolio composed primarily of stocks of companies located outside the United States	3,471
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	165,879
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	30,697
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	108,920
*	Loans to Participants of the Plan	Interest rates range from 5.25% to 9.50%; loans are amortized in level payments with current terms of about 2 to 5 years	50,235
		Total	$ 933,073

* Indicates party-in-interest

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1

Consent of Independent Accountants

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002